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Exhibit 12

Alion Science and Technology
Computation of Ratio of Earnings to Fixed Charges

	2009	2010	2011	2012	2013	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Fixed Charges
Cash interest expense	$52,358	$57,318	$57,476	$58,090	$58,578	$14,594	$14,637
Paid in kind interest expense	4,917	3,263	6,300	6,423	6,551	1,660	1,626
Amortization of capitalized expenses related to indebtedness	5,067	7,192	10,143	10,421	10,571	2,694	2,656

Total fixed charges	$62,342	$67,773	$73,919	$74,934	$75,700	$18,948	$18,919
Earnings
Pre-tax earnings (loss)	$(17,193)	$21,933	$(37,410)	$(34,473)	$(29,615)	$(16,717)	$(9,277)
Fixed charges	62,342	67,773	73,919	74,934	75,700	18,948	18,919

Earnings before fixed charges	$45,149	$89,706	$36,509	$40,461	$46,085	$2,231	$9,642
Ratio of earnings to fixed charges	0.72	1.32	0.49	0.54	0.61	0.12	0.51
Deficit of fixed charges over pre-tax earnings (loss)	$17,193	$—	$37,410	$34,473	$29,615	$16,717	$9,277

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  Exhibit 12
Alion Science and Technology Computation of Ratio of Earnings to Fixed Charges